EXHIBIT 4.15

ASSET PURCHASE AGREEMENT

        This Asset Purchase Agreement (this “Agreement”) is entered into and effective on July 18, 2005 (the “Execution Date”), by and among BOSCom Ltd. from Beit Rabin, Teradyon Industrial Park, Misgav (“BOSCom”), Consist Technologies Ltd. from 2 Granit St. Petah Tikva (“Consist Ltd.”) and Consist International Inc. from 10 East 53rd St., New York NY 10022 (“Consist International”). Consist Ltd. And Consist International shall be referred to, collectively, as “Consist”.

WHEREAS	BOSCom desires to sell to Consist, and Consist desires to purchase from BOSCom, the Purchased Assets (as defined in this Agreement), on the terms and conditions, and for the consideration, set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, and conditions set forth in this Agreement, Consist and BOSCom hereby agree as follows:

SECTION 1 – DEFINITIONS

The following terms shall have the meaning as detailed below:

1.1.     “ACCOUNTS RECEIVABLE” means all accounts receivable of BOSCom relating to the rights of BOSCom to receive payment for Products to be sold or services to be rendered starting from the Cut-Off date, including for the sale, distribution, license, support or maintenance of, or the provision of consulting services (all starting from the Cut-Off Date onwards) with respect to, the Product.

1.2.     “ASSETS” means the assets set forth on Schedule 1.2 hereto which include the following: (a) the source code and the object code for any and all existing versions of the Product, whether now in existence or in the development stage, whether recorded on paper, magnetic media or other electronic device; (b) all intellectual property rights in the Product including know-how, technology, the PrintBOS trade mark and copyrights; (c) the Documentation; (d) the Contracts; (e) the Physical Assets including all assignable rights under manufacturers’ and vendors’ warranties and transferable software licenses; (f) the Proprietary Rights; (g) Users Lists; (h) all goodwill associated with the Product.

1.3.     “CONTRACTS” means all Customer Agreements, agency and distribution agreements, supplier agreements, service agreements, independent contractor agreements and other agreements (including all material related documentation) between BOSCom and any third party pertaining to the Product, as listed in Schedule 1.3 hereof.

1.4.     “CLOSING” means the closing of the transactions contemplated by this Agreement.

1.5.     “CLOSING DATE” is as set in Section 9 hereof.

1.6.     “CONFIDENTIAL INFORMATION” has the meaning set forth in Section 7.3.

1.7.     “CUSTOMER AGREEMENTS” means any and all licenses, leases, distribution and maintenance agreements whereby BOSCom has authorized any third party to use or distribute the Product as of the Cut-Off Date.

1.8.     “CUT-OFF DATE” – means July 31st 2005.

1.9.     “DOCUMENTATION” means all documentation in BOSCom’s possession, or control pertaining to the Product, including, user documentation for the Product, any marketing materials, the Product-related contents of Web pages, product specifications, flow charts, diagrams, algorithms, other design documentation, training manuals, bug lists, and any source code versions of the same, records of customer service issues, plans for future development of the Product, or other matters related to the use, operation, development of the Product.

1.10.     “PHYSICAL ASSETS” means the computer and hardware forming the workstations and the development environment of the Product’s developing team in Israel detailed in Schedule 1.2 attached hereto and all related rights, manufacturer or distributor warranties, maintenance and service agreements, and the transferable software licenses.

1.11.     PROPRIETARY RIGHTS” means the PrintBOS trademark, the patents (if any), all registered and unregistered copyrights in or to the Product and the Documentation and all applications for registration thereof, and all know-how, trade secrets, business information, and other intellectual and industrial property rights in the Product or the Documentation.

1.12.     “PRODUCT” means all computer program(s), data compilation(s) and/or other intellectual property of intangible nature for the “PrintBOS” product and all its components, as more fully described in Schedule 1.12 attached hereto, including all codes relating to it.

1.13.     “PURCHASED ASSETS” means the Product and the Assets.

1.14.     “USER LISTS” means BOSCom’s user lists, customer lists, prospective customers lists, mailing lists, contact lists, and the like relating to the Product in any media.

SECTION 2 – PURCHASE AND SALE

2.1     On the terms and conditions of this Agreement, BOSCom shall sell and Consist shall purchase at the Closing Date, the Purchased Assets, all in good working, free of any charge, lien, attachment or third party rights and claims (except for any liabilities and/or commitments assumed by Consist hereunder).

2.2     If any of the Purchased Assets shall not be assignable, or shall only be assignable with the approval of a third party (“Third Party Approval”), BOSCom shall use commercially reasonable efforts, in co-operation with Consist, to secure any Third Party Approval required in connection with the assignment of such Purchased Assets.

2.3     Where any Purchased Asset is not assignable or any Third Party Approval in respect of such Purchased Asset cannot be obtained, then to the extent permissible under the applicable law or contract, BOSCom shall hold all rights or entitlements that BOSCom has in such Purchased Asset in trust for the exclusive benefit of Consist. In such event the parties shall agree on the arrangements for the operation of said assets and the payments between the parties, so as to comply, as closely as possible, with the purpose of this Agreement.

2.4     Subject to the approval of the Office of the Chief Scientist (the “OCS”), it is hereby agreed that at the Closing: (i) Consist International shall purchase all the Assets (except for the Physical Assets) and the Proprietary Rights in the Product, and all said Proprietary Rights and full title in the Product and the Assets (except for the Physical Assets) shall be transferred and assigned to Consist International; and (ii) Consist Ltd. shall purchase all the Physical Assets; provided, however, that in the event that the OCS approval is not obtained by BOSCom to the sale to Consist International prior to the Closing Date, or that the OCS shall require of Consist undertakings with respect to the Proprietary Rights acquired hereunder or changes in the transaction structure (on Consist’s part), then (and only then) Consist shall have the right to change said structure and comply with OCS’s conditions or to terminate this Agreement, in accordance with the provisions of Section 10 below. Each party undertakes to promptly pay any payments to the OCS that, pursuant to an arrangement with the OCS in connection herewith, such party agreed to pay. Without limitation to the above, in the event the arrangement with the OCS mandates payments of royalties to the OCS from future revenues after the Cut-Off Date, then Consist shall bear all such royalty payments, except that if such royalties exceed US$30,000, Consist shall have the right to terminate the Agreement in accordance with the provisions of Section 10 below.

SECTION 3 – ASSUMPTION OF LIABILITIES

3.1     As of the Cut- Off Date, Consist shall assume all responsibilities and liabilities relating to the Assets and the Product, towards customers, agents and distributors transferred to Consist. Such liabilities shall include, without limitation, the provision of goods and services, sale, distribution, license, support, maintenance or consulting services with respect to which Consist had assumed the Accounts Receivable.

SECTION 4 – PURCHASE PRICE

4.1     Purchase Price

        The purchase price payable by Consist to BOSCom for the Purchased Assets will be US$500,000 (the “Fixed Purchase Price”) and a contingent part of the revenues generated by the Assets as follows and paid by Consist Ltd.:

(1) if the Purchased Assets generate over US$ 1,000,000 in Revenues during the first full twelve calendar months following the Cut-Off Date – 10% of the Revenues exceeding US$ 1,000,000 for said period.

(2) if the Purchased Assets generate over US$ 1,000,000 in Revenues during the second full twelve calendar months following the Cut-Off Date – 8% of the Revenues exceeding US$ 1,000,000 for said period.

(3) if the Purchased Assets generate over US$ 1,000,000 in Revenues during the third full twelve calendar months following the Cut-Off Date – 6% of the Revenues exceeding US$ 1,000,000 for said period.

(the “Contingent Purchase Price”).

Consist shall provide BOS with un-audited reports every 6 months and annual reports (the “Reports”), in each case certified by an independent accountant, with respect to the Revenues (as defined below), to be delivered to BOSCom no later than sixty (60) days after the end of each 6 months period and year.

“Revenues”for the purpose of this Agreement shall mean all amounts actually received by Consist and/or its subsidiaries, affiliates or transferees from customers, distributors of any kind, agents and end-users from the sale, license, market and distribution of the Purchased Assets, excluding V.A.T or any similar sales taxes and also excluding any commissions to agents or distributors but including any fees for customization, implementation and provision of services with respect to the Purchased Assets. If any of Consist’s subsidiaries or affiliates shall serve as distributors of the Product and related services, the commissions payable to such subsidiary or affiliate (not exceeding 50% of the end-user or customer price), and for the avoidance of doubt, any fees for customization, implementation and provision of services with respect to the Purchased Assets payable to such subsidiary or affiliate are not part of the Revenues.

4.2     Payment of the Purchase Price

        Within 3 business days from execution of this Agreement, Consist shall pay to an escrow account to be set by Amit, Pollak, Matalon & Ben-Naftali, Erez &Co., as escrow agent, an advance payment on account of the Fixed Purchase Price in the amount of $200,000 (the “Escrow Amount”). For this purpose, the parties shall enter into the Escrow Agreement attached as Schedule 4.2 hereto (the “Escrow Agreement”). The Escrow Amount shall be transferred to BOSCom by the Escrow Agent on August 31, 2005, unless Consist shall have issued to the Escrow Agent a Return Notice (as defined in the Escrow Agreement) as a result of an OCS Event (as defined below), all in accordance with the provisions of the Escrow Agreement. The remainder of the Fixed Purchase Price ($300,000) shall be paid to BOSCom on the Closing Date. All payments hereunder shall be made in US Dollars by wire transfer to the bank account the details of which shall be provided to Consist prior to Closing. The Contingent Purchase Price, if the terms for its payment, according to section 4.1 above, are satisfied, shall be paid to BOSCom by Consist within ninety (90) days after the end of each relevant 12-months period.

4.3     Liquidated Damages

        The parties agree that in the event Consist does not provide BOSCom with the Reports in a timely manner or does not pay the applicable Contingent Purchase Price, BOSCom shall be entitled to receive liquidated damages in the amount of $66,000 for said breach relating to the relevant 12-months period. Nothing herein shall be deemed to derogate from BOSCom’s right to any other relief or remedy pursuant to this Agreement and applicable law.

4.4     Allocation of Purchase Price

        The Purchase Price shall be allocated among the Purchased Assets in the manner set out in Schedule 4.4 attached hereto. BOSCom and Consist agree that the values so attributed to the Purchased Assets are the respective fair market values thereof and comply with acceptable accounting rules.

SECTION 5 – EMPLOYEES

(1)     BOSCom represents and warrants to Consist that Schedule 5.1 attached hereto states the name of each employee of BOSCom relating to the Assets and the Product and the terms of his or her employment (including commencement date) (the “Employees”).

(2)     Consist shall provide BOSCom, within five (5) days after the execution of this Agreement, with a list specifying the Employees whom it is interested in employing. Of such list, those employees who are interested in transferring to work for Consist are referred to herein as the “Transferred Employees”. On the Closing Date, (i) BOSCom shall transfer to Consist ownership in the Transferred Employees’ benefit plans, and (ii) BOSCom shall pay to Consist the following amounts relating to the Transferred Employees (x) any shortfall in such benefit funds as of the Closing Date; (y) an amount equal to the redemption of unused vacation days accumulated to the benefit of the Transferred Employees (except for Gaby Mizrachi) up to the Closing Date; and (y) commission payments to which the Transferred Employees are entitled as of the Closing Date, all as set forth in Schedule 5.2 hereto. As of the Closing Date, Consist shall assume the employment of the Transferred Employees, to be employed by it substantially on terms no worse than the terms enjoyed by such employees prior to the Closing Date (including with respect to their accumulated tenure, vacation days, social benefits, advance notice payment and entitlement to severance pay – to be deemed as of the date they commenced employment with BOSCom). Without limitation to the above, as of the Closing Date, Consist shall be exclusively responsible for any and all payments to the Transferred Employees and shall fully indemnify and hold BOSCom harmless, upon BOSCom’s first demand, from and against any demand or claim brought against BOSCom by a Transferred Employee with respect to its employment following the Closing Date. Subject to the above BOSCom transfers and payments, BOSCom shall be liable and shall pay the Transferred Employees any payments due to them on the Closing Date as continuing employees, with respect to the period prior to the Closing Date (including payment of salary for the month ending on the Closing Date). BOSCom shall fully indemnify and hold Consist harmless, upon Consist’s first demand, from and against any demand or claim brought against Consist by a Transferred Employee with respect to its employment by BOSCom prior to the closing Date.

(3)     BOSCom shall use reasonable efforts so that the options to purchase ordinary shares of B.O.S. Better Online Solutions Ltd. (“BOS”) previously granted to the Transferred Employees listed on Schedule 5.3 hereto pursuant to the BOS’ Stock Option Plan, shall continue to be outstanding following closing of the transactions contemplated hereby. Such options shall remain governed, mutates mutandis, by the terms and conditions of the BOS’ Stock Option Plan and of the Stock Option Agreement applicable to the respective employee, including with respect to vesting schedule and expiration, for which purpose employment with Consist shall be deemed to be employment with BOS. Consist recognizes that the above is at the exclusive discretion of the Board of Directors of BOS. Until the Closing, BOSCom shall notify each of the Transferred Employees of their rights applicable to their options (if any), resulting from their transfer of employment to Consist. Consist shall bear no liability towards BOSCom or the Transferred Employees with regards to said options.

(4)     BOSCom shall notify the Transferred Employees of the transfer of the Assets to Consist and encourage them to be employed by Consist.

(5)     Consist shall offer Transferred Employees employment, effective as of the Closing Date and conditional on the completion of the transactions contemplated by this Agreement on terms and conditions agreed to between Consist and said Transferred Employees (and in accordance with subsection (2) above).

(6)     BOSCom will not take any action that is intended to interfere with Consist’s effort to hire any of the Transferred Employees.

(7)     It is hereby clarified and agreed that BOSCom shall not be responsible for the actual transfer of such Transferred Employees to Consist or their continued employment with Consist.

(8)     Taking into account that the transfer of the Purchased Assets to Consist intended to take place on the Cut-Off Date is contingent upon the OCS approval, the parties shall cooperate in performing the necessary accounting and adjustments required in order to achieve an economic result as close as possible to the result as if the transfer occurs as of the Cut-Off Date. For this purpose, during the period starting from the Cut-Off date and ending on the Closing Date (the “Transfer Period”), BOSCom shall outsource to Consist the Transferred Employees. Consist shall reimburse BOSCom, in cash, for the full “Employer’s Cost” of the salaries and benefits payable by BOSCom to the Transferred Employees during the Transfer Period as detailed in Schedule 5.7 hereto, no later then the date in which such salaries and benefits are to be paid, plus V.A.T. and against a tax receipt.

(9)     BOSCom and Consist shall cooperate with each other in all respects relating to any actions to be taken pursuant to this section 5 and, subject to applicable laws, BOSCom shall provide Consist, at Consist’s request, with any information or copies of any personnel records relating to the Transferred Employees.

SECTION 6 – REPRESENTATIONS AND WARRANTIES

6.1     Representations and Warranties of BOSCom

        BOSCom represents and warrants to Consist as stated below and acknowledges that Consist is relying on the accuracy of each such representation and warranty in entering into this Agreement and completing the transactions contemplated by this Agreement.

(1)     Authorization of Purchase.The execution and delivery of this Agreement and the consummation of the transactions set forth in this Agreement have been duly and validly authorized by BOSCom and no other corporate proceedings or approvals on the part of BOSCom are necessary to authorize this Agreement.

(2)     Enforceability. This Agreement has been duly and validly executed and delivered by BOSCom and is a valid and legally binding obligation of BOSCom enforceable against BOSCom in accordance with its terms.

(3)     Title to Assets. BOSCom is the owner of and has good and marketable title to all of the Purchased Assets, free and clear of all encumbrances or rights and claims of any third party (except for the Office of Chief Scientist).

(4)     Rights in Product. The Product was developed by BOS and/or BOSCom and to the best of its knowledge: (i) all intellectual property rights in the Product are fully and legally owned by BOSCom; (ii) no claims were made or threatened in relation to the Product and the Assets; and (iii) the Product does not breach or infringe on any third party’s rights.

(5)     Contractual and Required Approvals. To the best of BOSCom’s knowledge, BOSCom is under no obligation, contractual or otherwise, to request or obtain the approval of any person by virtue of or in connection with the execution, delivery or performance by BOSCom of this Agreement or the completion of any of the transactions contemplated herein, other than the approval of the OCS and any consents of third parties to the assignment of Contracts.

(6)     Business Books and Records. To the best of BOSCom’s knowledge, the business books and records that have been provided to Consist are accurate records of the information purported to be reflected therein.

(7)     Business Conduct. BOSCom has conducted the Assets and the related business in a regular and ordinary course. BOSCom undertakes that until the Cut-Off Date, it will continue to conduct the Assets and related business in a consistent manner without material change of policy or procedure including, without limitation, its practices in connection with the treatment of expenses, Accounts Receivable and liabilities and shall not act in any way that may have substantial adverse effect on the Assets, their value and profitability.

(8)     Employees. The amounts detailed in Schedule 6.1(8) represent the total and complete commitments and obligations towards the Transferred Employees until the Closing Date.

(9)     Disclosure. The representations and warranties of BOSCom contained in this Agreement and the schedules hereto are accurate and complete, do not contain any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements and information contained herein or therein not misleading.

(10)     Disclaimer. Subject to the provisions of this section, Consist agrees and acknowledges that the Products and/or the Assets are provided “AS IS”, without any further representations or warranties of any kind, either expressed or implied including, without limitation, warranties of merchantability or fitness for a particular purpose, etc. In addition, Consist agrees that BOSCom shall not be liable to it in contract, tort or otherwise, whatever the cause thereof, for any loss of profit, business or goodwill or any indirect, special, consequential, incidental or punitive cost, damages or expense of any kind, howsoever arising under or in connection with this Agreement.

6.2     Representations and Warranties of Consist

        Consist represents and warrants to BOSCom as stated below and acknowledges that BOSCom is relying on the accuracy of each such representation and warranty in entering into this Agreement and completing the transactions contemplated by this Agreement.

(1)     Authorization of Purchase. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by Consist and no other corporate proceedings on the part of Consist are necessary to authorize this Agreement or the Purchase.

(2)     Enforceability. This Agreement has been duly and validly executed and delivered by Consist and is a valid and legally binding obligation of Consist enforceable against Consist in accordance with its terms.

(3)     Financial Standing. It has the resources and financial standing to perform its undertakings under this Agreement and to pay BOSCom the Purchase Price.

(4)     Due Diligence Review. Consist has received from BOSCom all legal, financial and technical information Consist requested, relating to the Purchased Assets, has completed its due diligence review of such information to its full satisfaction and has no claims whatsoever against BOSCom in respect to the information received by it.

(5)     Disclaimer. BOSCom agrees that Consist shall not be liable to it in contract, tort or otherwise, whatever the cause thereof, for any loss of profit, business or goodwill or any indirect, special, consequential, incidental or punitive cost, damages or expense of any kind, howsoever arising under or in connection with this Agreement.

SECTION 7 – OTHER CONDITIONS

7.1     Accounts Receivable

        From and after the Cut-Off Date, BOSCom agrees to transfer to and endorse in favour of Consist all payments and cheques actually received by BOSCom in Accounts Receivable with respect to the period starting from the Cut-Off Date. Similarly, Consist shall be entitled to payments for all Contracts with respect to delivery of Products or provision of related services from the Cut-Off Date and onwards. Accordingly, the proportionate part of all payments received by BOSCom in advance for the period following the Cut-Off Date, shall be deducted from the Fixed Purchase Price. The relevant calculation shall be performed by the parties until the Closing Date

7.2     Non-Competition

        For a period of twelve (12) months following the Closing Date and anywhere worldwide, BOSCom or its affiliates, subsidiary, or any related entity or its shareholders, shall not directly or indirectly compete with Consist, or its affiliates, with respect to the Assets and the Product, and shall not develop, sell, distribute, engage in, represent in any way or be connected with, as a consultant, director, partner, agent or otherwise, any business competing with the Product and the Assets.

7.3     Confidentiality

        The parties agree not to use Confidential Information (as defined below) for any purpose other than in performing this Agreement and not to publish, disclose or otherwise divulge the Confidential Information to any person or entity.

        The term “Confidential Information”, as used in this Agreement, shall mean all written, electronic and oral information of confidential nature relating to the parties, the Assets, the Product including financial, technical and commercial information. The term Confidential Information shall not include information that: (a) is or becomes generally available to the public other than as a result of a breach of this Agreement; (b) is approved in writing by the other Party for disclosure; or (c) is required to be disclosed pursuant to a requirement of a governmental agency or law.

SECTION 8 – SURVIVAL AND INDEMNIFICATION

8.1     Survival

        The representations, warranties and obligations contained in this Agreement or in any document delivered hereunder shall survive the closing of the transaction contemplated by this Agreement.

8.2     General Indemnity

        Subject to the provisions hereof, BOSCom and Consist agree (the party agreeing to indemnify the other party being referred to in this Section as the “Indemnifying Party” and the party so to be indemnified being called the “Indemnified Party”) to fully indemnify and hold harmless, the Indemnified Party, effective as and from the Cut-Off Date, from and against all claims, losses, liabilities and expenses which may be made or brought against the Indemnified Party or which it may suffer or incur, directly or indirectly as a result of or in connection with: (i) any non-fulfilment of this Agreement on the part of the Indemnifying Party; or (ii) any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement (including its Schedules), and such indemnity shall include reasonable legal fees and expenses in connection with any action or proceeding against the Indemnifying Party.

        Notwithstanding the abovementioned, and except for third party claims relating to the Proprietary Rights (for which there will be no limit), in no other event shall BOSCom be required to pay pursuant to this Section any amount exceeding the aggregate consideration actually received by BOSCom with respect to the Purchased Assets hereunder. The foregoing obligation of indemnification in respect of such claims shall be subject to the requirement that the Indemnifying Party shall, in respect of any claim made by any third party, be afforded an opportunity at its sole expense to resist, defend and compromise such claim, and that the Indemnified Party shall promptly notify the Indemnifying Party of any such claim together with all relevant details. It is hereby agreed that the Indemnification obligations under this sub-section 8.2 shall remain in effect for a period of eighteen (18) months following the Closing.

SECTION 9 – CLOSING

        The Closing of the transactions contemplated by this Agreement shall take place at the offices of Amit, Pollak, Matalon & Ben – Naftali, Erez & Co., on August 31st 2005 or on such other date agreed to by the Parties (the “Closing Date”). At the Closing:

9.1     BOSCom shall assign and transfer to Consist all of its right, title and interest in, to and under the Purchased Assets and deliver all documents and assignments in respect of the Purchased Assets as shall be necessary to effect this Agreement.

9.2     Subject to the provisions of Section 2.3 hereof, BOSCom shall deliver all approvals, consents and authorizations required according to this Agreement, including any available customers’ and distributors’ approvals of assignment.

9.3     BOSCom shall deliver those settlement and release forms signed by Transferred Employees in the form set forth in Schedule 9.3 hereto, which it received, but at least those of Amir Gil, Gaby Mizrachi and Gonen Harel.

9.4     Consist shall pay the remainder of the Fixed Purchase Price ($300,000) to BOSCom.

9.5     It is expressly agreed that the approval of the Office of Chief Scientist to the transactions contemplated hereby is a condition precedent to Closing .

SECTION 10 – TERMINATION

10.1     Unless otherwise agreed in writing by the Parties, this Agreement may be terminated by either party in writing, without liability to the terminating party or parties on account of such termination (provided the terminating party or parties is not otherwise in default or in breach of this Agreement), if the Closing shall not have consummated until the Closing Date, as a result of the failure to obtain the approval of the OCS. BOSCom shall not be liable to Consist in any way in the event such OCS approval is not obtained or is not available on terms acceptable to BOSCom and Consist (an “OCS Event”). In such OCS Event the parties shall cooperate in taking the necessary actions to reverse those actions already completed towards the Closing of the transaction, including the return to Consist of any payments to BOSCom or deposits in favor of BOSCom made by Consist hereunder. For the avoidance of doubt it is expressly agreed that Consist may issue to the Escrow Agent a Return Notice (as defined in the Escrow Agreement) only upon the occurrence of an OCS Event.

10.2     In the event that this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Section 10, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 7.3 regarding confidentiality; (ii) this Section 10; and (iii) any provision herein which, by its nature, survives termination of this Agreement. Nothing in this Section 10 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement.

SECTION 11 – MISCELLANEOUS

11.1     Further Assurances

        Each of BOSCom and Consist shall from time to time promptly execute and deliver all further documents and take all further action reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement and to complete the transactions contemplated by this Agreement.

11.2     Notice

        Unless otherwise specified, each Notice to a party must be given in writing and delivered personally or by courier, sent by registered mail or transmitted by fax to the party as follows:

        If to BOSCom:

Name:	BOSCom Ltd.
Address:	Beit Rabin, Teradyon Industrial Park, Misgav
Attention:	Nehemia Kaufman, CFO
Fax No:	04-999-0334

        If to Consist:

Name:	CONSIST Technologies Ltd.
Address:	2 Granit St. Petah Tikva
Attention:	Danny Segev, CEO
Fax No:	03-920-4112

or to any other address, fax number or person that the party designates. Any Notice, if delivered personally or by courier, will be deemed to have been given when actually received, if transmitted by fax before 3:00 p.m. on a Business Day, will be deemed to have been given on that Business Day, and if transmitted by fax after 3:00 p.m. on a Business Day, will be deemed to have been given on the Business Day after the date of the transmission.

11.3     Governing Law

        This Agreement shall be governed by and interpreted in accordance with the internal laws of the State of Israel (without giving effect to provisions of conflict of laws thereof), and the parties agree that the competent courts in Tel-Aviv shall have exclusive jurisdiction over any disputes between the parties relating or arising out of this Agreement.

11.4     Entire Agreement

        This Agreement and its Schedules constitute the entire agreement between the parties with respect to the subject matter and supersede all prior negotiations and understandings. No provision may be amended or waived except in writing. The parties will cooperate to complete and attach all Schedules until the Closing Date, and once completed, said Schedules shall constitute an integral part of this Agreement.

11.5     Severability

        Any provision of this Agreement, which is held to be invalid or unenforceable shall not affect any other provision and shall be deemed to be severable.

11.6     Assignment

No party may assign this Agreement without the prior written consent of the other parties, which consent may not be unreasonably withheld or delayed.

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        IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have caused this Agreement to be duly executed and delivered as of the date and year first above written.

Consist Technologies Ltd. By: —————————————— Name: Danny Segev Title: CEO

Consist International Inc. By: —————————————— Name: Danny Segev Title: By power of attorney from Mr. Natalio S. Fridman, Chairman of the Board of Directors (attached hereto)

BOSCOM Ltd. By: —————————————————— Name: Adiv Baruch Nehemia Kaufman Title: CEO CFO

AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT

        THIS AMENDMENT NO. 1 (the “Amendment”) TO THE ASSET PURCHASE AGREEMENT (the “Agreement”), dated July 18, 2005, is made as of August 31, 2005, by and among BOSCom Ltd. from Beit Rabin, Teradyon Industrial Park, Misgav (“BOSCom”), Consist Technologies Ltd. from 2 Granit St. Petah Tikva (“Consist Ltd.”) and Consist International Inc. from Walker Rd., Dover, DE 19904 (“Consist International”). Consist Ltd. and Consist International shall be referred to, collectively, as “Consist”.

W I T N E S S E T H :

        WHEREAS, the approval of the OCS to the transactions contemplated under the Agreement is a condition precedent to Closing of the Agreement;

        WHEREAS, in order to obtain such OCS approval, BOSCom is required to pay the OCS royalty payments expected to be up to a total of US$155,000, of which Consist has agreed to assume the payment of a total of US$30,000;

        WHEREAS, the parties wish to set an arrangement for the payment of the remaining royalty payments, up to a total of US$125,000;

        WHEREAS, consequently, the parties to the Agreement wish to amend certain provisions of the Agreement and add other provisions, as more fully set forth below.

        NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereto agree as follows:

1.	Preamble.

Capitalized terms used herein and not defined shall have the respective meaning ascribed to them in the Agreement.

2.	Amendment to Section 2.4 to the Agreement

The sentence “Without limitation to the above, in the event the arrangement with the OCS mandates payments of royalties to the OCS from future revenues after the Cut-Off Date, then Consist shall bear all such royalty payments, except that if such royalties exceed US$30,000, Consist shall have the right to terminate the Agreement in accordance with the provisions of Section 10 below” shall be replaced with the following:

“Without limitation to the above, in the event the arrangement with the OCS mandates payments of royalties to the OCS from future revenues after the Cut-Off Date, then Consist shall assume the liability for all such royalty payments, which shall be paid to the OCS in accordance with the provisions of Section 4.2A below.”

3.	Amendment to Section 4.2 to the Agreement

The sentence “The Escrow Amount shall be transferred to BOSCom by the Escrow Agent on August 31, 2005, unless Consist shall have issued to the Escrow Agent a Return Notice (as defined in the Escrow Agreement) as a result of an OCS Event (as defined below), all in accordance with the provisions of the Escrow Agreement” shall be replaced with the following:

“Seventy Five Thousand US Dollars (US$75,000) out of the Escrow Amount shall be transferred to BOSCom by the Escrow Agent on the earlier of September 29th, 2005 or one business day following receipt of OCS Approval. The remainder of the Escrow Amount, in the amount of One Hundred and Twenty Five Thousand US Dollars (US$125,000) shall be transferred to BOSCom by the Escrow Agent in accordance with, and subject to, the provisions of Section 4.2A below and in accordance with the provisions of the Escrow Agreement”.

4.	A new Section 4.2A shall be inserted after Section 4.2 to the Agreement, as follows:

“4.2A Payment of Royalties to OCS.

(1)     To the best of BOSCom’s knowledge, on the basis of discussions with the OCS, the only OCS files relating to the Purchased Assets are OCS files No. 24887 and No. 23471 (collectively: the “OCS Files”).

(2)     On the date hereof, Consist shall execute and deliver to BOSCom for filing with the OCS a “Transfer of Rights and Obligations Agreement” with the OCS, in the form attached as Schedule 4.2A(i) hereto, pursuant to which Consist shall fully assume the payment to the OCS of royalties under the OCS Files (collectively: the “Royalties Payments”). Schedule 4.2A(ii) hereto sets for the amount of prospective Royalties Payments. In the event that the OCS shall determine that the Royalties Payments exceed US$155,000, such an event shall be deemed an OCS Event (as defined below) and Consist shall have the right, prior to the Closing Date, to terminate the Agreement in accordance with the provisions of Section 10 below. In the event that the OCS shall determine that the Royalties Payments are an amount less than US$155,000 (the “Reduced Amount”), then the difference between US$155,000 and the Reduced Amount shall be promptly transferred to BOSCom by the Escrow Agent, out of the Escrow Amount, and Consist undertakes to deliver to the Escrow Agent the necessary instructions for this purpose.

(3)     During the full thirty-six calendar months following the Cut-Off Date (the “3-Year-Payment-Period”), the Royalties Payments shall be paid to the OCS by Consist. In the event that the Purchased Assets generate Revenues to be payable to BOSCom pursuant to Section 4.1 of the Agreement, then following payment by Consist, pursuant to Section 2.4 hereof, of Royalties Payments amounting, in the aggregate, to US$30,000, Consist shall be entitled, with respect to each year such Revenues are generated, to set-off any Royalties Payments paid to the OCS by Consist against payments of the Contingent Purchase Price, up to an aggregate amount of One Hundred and Twenty Five Thousand US Dollars (US$125,000). An amount equal to each payment set-off by Consist as aforementioned shall be transferred to BOSCom by the Escrow Agent out of the Escrow Amount and Consist undertakes to deliver to the Escrow Agent the necessary instructions for this purpose.

(4)     In the event that the Purchased Assets do not generate any Revenues to be payable to BOSCom pursuant to Section 4.1 of the Agreement or in the event the Contingent Purchase Price is not sufficient to satisfy the Royalties Payments, then following payment by Consist, pursuant to Section 2.4 hereof, of Royalties Payments up to an aggregate amount of US$30,000, an amount equal to the Royalties Payments (or any excess thereof over the Contingent Purchase Price) shall be transferred to Consist (for payment to the OCS) by the Escrow Agent, pursuant to instructions to be delivered to the Escrow Agent in accordance with the provisions of the Escrow Agreement.

(5)     Following the 3-Year-Payment-Period, if the Royalties Payments were not paid to the OCS in full, then Consist and BOSCom shall instruct the Escrow Agent to transfer to Consist out of the Escrow Amount any amounts required to pay the unpaid balance of the Royalties Payments, as they become due, until all such Royalties Payments are paid in full or the Escrow Amount is fully depleted. Any amount remaining in Escrow upon completion of the Royalties Payments shall be transferred to BOSCom, and Consist shall execute the necessary instructions to the Escrow Agent for this purpose.

(6)     Until the royalties payable to the OCS are paid in full, Consist shall provide BOSCom with fourteen (14) days written notice prior to each Royalties Payment it will be making to the OCS, and with written confirmation of the OCS with respect the receipt of such payment, promptly after such payment is made.

(7)     Notwithstanding anything else herein, in the event that during the 3-Year-Payment-Period, the Purchased Assets generate over Six Million US Dollars (US$ 6,000,000) in Revenues, the remainder of the Escrow Amount shall be transferred to BOSCom by the Escrow Agent, and, furthermore, Consist shall promptly pay BOSCom, in immediately available funds by wire transfer to BOSCom’s bank account, all amounts set-off by Consist against the Contingent Purchase Price and/or reimburse BOSCom for any and all amounts paid out of the Escrow Amount to Consist for the purpose of payment to the OCS hereunder, all up to an aggregate amount of One Hundred and Twenty Five Thousand US Dollars (US$125,000).

(8)     In the event Consist elects to discontinue the manufacturing, production, sale and/or the commercialization of the Purchased Assets, Consist shall immediately notify BOSCom in writing to that effect, and the Escrow Amount shall be transferred to BOSCom by the Escrow Agent.

Amendment to Section 9 to the Agreement

        The words “August 31st 2005” at the end of the second line shall be replaced with the words “the earlier of September 29th, 2005 or one business day following receipt of OCS Approval”.

5.	No Other changes.

The remainder of the terms and conditions of the Agreement and the Appendix shall remain in full force and effect.

IN WITNESS WHEREOF the parties have signed this Amendment as of the date first hereinabove set forth.

Consist Technologies Ltd. By: —————————————— Name: Danny Segev Title: CEO

Consist International Inc. By: —————————————— Name: Danny Segev Title: By power of attorney from Mr. Natalio S. Fridman, Chairman of the Board of Directors (attached hereto)

BOSCOM Ltd. By: —————————————————— Name: Nehemia Kaufman Title: CEO

AMENDMENT NO. 2 TO ASSET PURCHASE AGREEMENT

        THIS AMENDMENT NO. 2 (the “Second Amendment”) TO THE ASSET PURCHASE AGREEMENT (the “Agreement”), dated July 18, 2005, as amended as of August 31, 2005, is made as of September 25, 2005, by and between BOSCom Ltd. from Beit Rabin, Teradyon Industrial Park, Misgav (“BOSCom”), Consist Technologies Ltd. from 2 Granit St. Petah Tikva (“Consist Ltd.”) and Consist International Inc. from Walker Rd., Dover, DE 19904 (“Consist International”). Consist Ltd. and Consist International shall be referred to, collectively, as “Consist”.

W I T N E S S E T H :

        WHEREAS, embedded in the Product and sold to customers as an essential part thereof is a software component named Virtual Print Engine v3.1 Professional Edition 32-Bit Runtime, that is purchased from IdealSoftware GmbH ( “Idealsoft’s Component”) ;

        WHEREAS, shortly after executing the Agreement, Consist has learned that Idealsoft and BOSCom have certain disputes;

        WHEREAS, said disputes may result in Idealsoft refusing to sell to Consist or not enabling Consist to purchase Idealsoft’s Component in the normal market prices;

        NOW, THEREFORE, the parties hereto agree as follows:

1.	Preamble.

Capitalized terms used herein and not defined shall have the respective meaning ascribed to them in the Agreement.

2.	A new Section 3.2 shall be inserted in the Agreement, as follows:

“In the event that Idealsoft refuses the sale of Idealsoft’s Component to Consist, then for the period starting on August 16, 2005 and ending on February 16, 2006 the parties agree as follows:

(1) Upon Consist’s written request, BOSCom shall sign agreements with customers, shall purchase Idealsoft’s Component from Idealsoft and provide the Product including the Idealsoft’s Component to the customers.

(2) Invoices shall be sent to the abovementioned customers by BOSCom and any payments from said customers received by BOSCom shall be transferred to Consist immediately following their receipt, after deduction of amounts paid by BOSCom for Idealsoft’s Component.”

3.	No Other changes.

The remainder of the terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF the parties have signed this Second Amendment as of the date first hereinabove set forth.

Consist Technologies Ltd. By: —————————————— Name: Danny Segev Title: CEO

Consist International Inc. By: —————————————— Name: Danny Segev Title: By power of attorney from Mr. Natalio S. Fridman, Chairman of the Board of Directors (attached hereto)

BOSCOM Ltd. By: —————————————————— Name: Nehemia Kaufman Title: CEO